# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: COMPASS Pathways plc, CIK 0001816590
CUSIP: 20451W101
Title of class of securities: Ordinary Shares, nominal value 0.008 per share
Address of issuer's principal executive offices: 33 Broadwick Street, London, United Kingdom (X0), WIF 0DQ
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001839947

## Reporting persons
- TCG Crossover GP I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 964,500; sole dispositive power 0; shared dispositive power 964,500; aggregate amount beneficially owned 964,500 (1% of the class)
  Comment: These securities are held of record by TCG Crossover I (as defined in Item 2(a) of the Original Schedule 13G (as defined in the Explanatory Note below)) and consist 964,500 Ordinary Shares, which are represented by 964,500 ADSs, issuable upon exercise of warrants (the Warrants) which may be exercisable within 60 days of the date hereof. TCG Crossover GP I (as defined in Item 2(a) of the Original Schedule 13G (as defined in the Explanatory Note below)) is the general partner of TCG Crossover I and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP I and may be deemed to share voting, investment and dispositive power with respect to these securities. The Warrants may not be exercised to the extent that doing so would result in the holder of the Warrants (together with the holder's affiliates and any other persons acting as a group together with the holder or any of the holder's affiliates) beneficially owning more than 9.99% of the shares of Ordinary Shares outstanding immediately prior to or after giving effect to such exercise (the Ownership Limitation).
  
  Based on 96,905,764 Ordinary Shares, which includes the sum of (i) 95,941,264 Ordinary Shares outstanding as of July 28, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, filed with the Securities and Exchange Commission (the Commission) on July 31, 2025 (the Form 10-Q)and (ii) 964,500 Ordinary Shares issuable upon exercise of Warrants held of record by TCG Crossover I.
- TCG Crossover Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 964,500; sole dispositive power 0; shared dispositive power 964,500; aggregate amount beneficially owned 964,500 (1% of the class)
  Comment: These securities are held of record by TCG Crossover I and consist of 964,500 Ordinary Shares, which are represented by 964,500 ADSs, issuable upon exercise of Warrants which may be exercisable within 60 days of the date hereof. TCG Crossover GP I is the general partner of TCG Crossover I and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP I and may be deemed to share voting, investment and dispositive power with respect to these securities. The exercise of the Warrants is subject to the Ownership Limitation.
  
  Based on 96,905,764 Ordinary Shares, which includes the sum of (i) 95,941,264 Ordinary Shares outstanding as of July 28, 2025, as reported by the Issuer in its Form 10-Q and (ii) 964,500 Ordinary Shares issuable upon exercise of Warrants held of record by TCG Crossover I.
- TCG Crossover GP II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,893,500; sole dispositive power 0; shared dispositive power 2,893,500; aggregate amount beneficially owned 2,893,500 (2.9% of the class)
  Comment: These securities are held of record by TCG Crossover II (as defined in Item 2(a) of the Original Schedule 13G (as defined in the Explanatory Note below)) and consists of 2,893,500 Ordinary Shares, which are represented by 2,893,500 ADSs, issuable upon exercise of Warrants which may be exercisable within 60 days of the date hereof. TCG Crossover GP II (as defined in Item 2(a) of the Original Schedule 13G (as defined in the Explanatory Note below)) is the general partner of TCG Crossover II and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP II and may be deemed to share voting, investment and dispositive power with respect to these securities. The exercise of the Warrants is subject to the Ownership Limitation.
  
  Based on 98,834,764 Ordinary Shares, which includes the sum of (i) 95,941,264 Ordinary Shares outstanding as of July 28, 2025, as reported by the Issuer in its Form 10-Q and (ii) 2,893,500 Ordinary Shares issuable upon exercise of Warrants held of record by TCG Crossover II.
- TCG Crossover Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,893,500; sole dispositive power 0; shared dispositive power 2,893,500; aggregate amount beneficially owned 2,893,500 (2.9% of the class)
  Comment: These securities are held of record by TCG Crossover II and consist of 2,893,500 Ordinary Shares, which are represented by 2,893,500 ADSs, issuable upon exercise of Warrants which may be exercisable within 60 days of the date hereof. TCG Crossover GP II is the general partner of TCG Crossover II and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP II and may be deemed to share voting, investment and dispositive power with respect to these securities. The exercise of the Warrants is subject to the Ownership Limitation.
  
  Based on 98,834,764 Ordinary Shares, which includes the sum of (i) 95,941,264 Ordinary Shares outstanding as of July 28, 2025, as reported by the Issuer in its Form 10-Q and (ii) 2,893,500 Ordinary Shares issuable upon exercise of Warrants held of record by TCG Crossover II.
- Chen Yu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,858,000; sole dispositive power 0; shared dispositive power 3,858,000; aggregate amount beneficially owned 3,858,000 (3.9% of the class)
  Comment: Consists of an aggregate of 3,858,000 Ordinary Shares, which are represented by 3,858,000 ADSs, issuable upon exercise of Warrants held of record by TCG Crossover I and TCG Crossover II. TCG Crossover GP I is the general partner of TCG Crossover I and may be deemed to have voting, investment, and dispositive power with respect to these securities. TCG Crossover GP II is the general partner of TCG Crossover II and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of each of TCG Crossover GP I and TCG Crossover GP II and may be deemed to share voting, investment and dispositive power with respect to these securities. The exercise of the Warrants is subject to the Ownership Limitation.
  
  Based on 99,799,264 Ordinary Shares, which includes the sum of (i) 95,941,264 Ordinary Shares outstanding as reported by the Issuer in its Form 10-Q and (ii) an aggregate of 3,858,000 Ordinary Shares issuable upon exercise of the Warrants held of record by TCG Crossover I and TCG Crossover II (as a result of the Ownership Limitation).

## Item 1. Issuer
Name of issuer: COMPASS Pathways plc
Address of issuer's principal executive offices: 33 Broadwick Street, London UK WIF 0DQ

## Item 2. Person Filing
Name of person filing: This joint statement on Schedule 13G is being filed by TCG Crossover Fund I, L.P. (TCG Crossover I), TCG Crossover GP I, LLC (TCG Crossover GP I and together with TCG Crossover I, the Reporting Entities) and Chen Yu (the Reporting Individual). The Reporting Entities and the Reporting Individual are collectively referred to as the Reporting Persons. The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13G. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached as Exhibit 99.1 to the Schedule 13G filed with the SEC on February 9, 2024 (the Original Schedule 13G). Other than those securities reported herein as being held directly by such Reporting Person, each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person's pecuniary interest therein.
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is 705 High St., Palo Alto, CA 94301.
Citizenship: TCG Crossover GP I is a limited liability company organized under the laws of the State of Delaware. TCG Crossover I is a limited partnership organized under the laws of the State of Delaware. The Reporting Individual is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person and the corresponding comments.
Percent of class: See Row 11 of the cover page for each Reporting Person and the corresponding comments.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person and the corresponding comments.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person and the corresponding comments.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person and the corresponding comments.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person and the corresponding comments.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreements of TCG Crossover I and the limited liability company agreement of TCG Crossover GP I, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- TCG Crossover GP I, LLC: /s/ Craig Skaling, Craig Skaling, Authorized Signatory (08/14/2025)
- TCG Crossover Fund I, L.P.: /s/ Craig Skaling, Craig Skaling, Authorized Signatory (08/14/2025)
- TCG Crossover GP II, LLC: /s/ Craig Skaling, Craig Skaling, Authorized Signatory (08/14/2025)
- TCG Crossover Fund II, L.P.: /s/ Craig Skaling, Craig Skaling, Authorized Signatory (08/14/2025)
- Chen Yu: /s/ Craig Skaling, Craig Skaling, as Attorney-in-Fact for Chen Yu (08/14/2025)